Exhibit 99.19

PRESS RELEASE

Renewables: TotalEnergies Divests 50%
of a 270 MW Portfolio in France

Paris, September 30, 2025 – In line with its renewables business model, TotalEnergies announces the completion of the sale of 50% of a 270 MW wind and solar portfolio in France to investment funds managed by Eiffel investment Group. This transaction values the portfolio at €265 million.

Following this transaction, TotalEnergies retains a 50% stake and remains the operator of the assets, from which it offtakes and markets most of the production.

TotalEnergies’ Integrated Power Business Model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. To achieve the 12% profitability target for its Integrated Power business, TotalEnergies divests up to 50% of its renewable assets once they reach commercial operation date (COD) and are derisked, allowing the Company to maximize asset value and manage risks.

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About Eiffel Investment Group

Eiffel Investment Group is an asset manager with c. €7 billion under management (as of 30/06/2025, including uncalled commitments). Eiffel Investment Group's investor base consists of large institutional investors (insurance companies, mutual insurers, pension funds, banks, family offices, public investors, etc.) as well as retail investors via intermediated distribution.

Backed by the Impala group founded by entrepreneur Jacques Veyrat, Eiffel Investment Group cultivates a strong industrial expertise, in particular in the field of the energy transition. Eiffel finances companies and their assets through four main strategies: private debt, private equity, energy transition (infrastructure debt and equity, private equity), and listed credit and equities. Eiffel Investment Group invests for a sustainable world. Its investment strategies aim to generate not only a strong financial performance but also positive social and environmental impacts. Eiffel Investment Group's team counts around 110 talented professionals, with offices in France (Paris), BeNelux (Amsterdam), Italy (Milan), Poland (Warsaw), the United States of America (New York) and the UAE (Abu Dhabi).

For more information: www.eiffel-ig.com

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of June 2025, TotalEnergies has more than 30 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).